VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re: Epiphany Technology Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted October 16, 2020

CIK No. 0001827248

Dear Ms. Majmudar:

Epiphany Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 12, 2020, regarding the Draft Registration Statement on Form S-1 submitted on October 16, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Filed October 16, 2020

Summary Financial Data, page 27

1.	Please revise to include a separate “as-adjusted” column giving effect to the sale of units in this offering and the placement units, along with explanatory notes as appropriate.

In response to the Staff’s comment, we have revised page 27 of the Registration Statement.

Principal Stockholders, page 113

2.	In footnote 1 to the beneficial ownership table you disclose that two of your sponsor’s three managing members, Alex Vieux and Steven Fletcher, are indirectly principals of Explorer Parent LLC. Please disclose the third managing member of your sponsor, and explain the relation of Explorer Parent LLC to Epiphany Technology Sponsor LLC and/or the registrant. In this regard, we note a similar reference to Alex Vieux and Steven Fletcher being two of the three managing members of the sponsor, and being indirectly principals of Explorer Parent LLC, in other SPACs, including Carney Technology Acquisition Corp. II and E.Merge Technology Acquisition Corp. We also note Carney, E.Merge, and the registrant share the same address. Please clarify any relation between these entities and/or the sponsor of the registrant or Explorer Parent LLC.

In response to the Staff’s comment, the Company has revised its disclosure on page 109 of Amendment No. 1 as set forth below.

Our sponsor, Epiphany Technology Sponsor LLC, is the record holder of the securities reported herein. Paul Deninger, our Vice Chairman, Alex Vieux and Steven Fletcher are the managing members of our sponsor. Each of our officers, directors, director nominees and advisors is or will also be, directly or indirectly, a member of our sponsor. In addition, Explorer Parent LLC is a member of our sponsor. Messrs. Vieux and Fletcher are managing members of Founder Holdings LLC, which is the managing member of Explorer Parent LLC. By virtue of these relationships, each of the entities and individuals named in this footnote may be deemed to share beneficial ownership of the securities held of record by our sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest. The business address of each of these entities and individuals is 533 Airport Blvd, Suite 400, Burlingame, CA 94010.

In addition, we note that Explorer Parent LLC or its affiliates are investors in the sponsors of a number of SPACs, with Messrs. Vieux and Fletcher serving as managing members of such sponsors. Neither Mr. Vieux nor Mr. Fletcher is an officer or director of the Company. First In Line Enterprises, Inc., an affiliate of Explorer Parent LLC, acts as an advisor and provides administrative services to multiple SPACs, including Apex Technology Acquisition Corp., E.Merge Technology Acquisition Corp., Carney Technology Acquisition Corp. II and, Epiphany Technology Acquisition Corp.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Epiphany Technology Acquisition Corp.

By:	/s/ Peter Bell
Name:	Peter Bell
Title:	Chief Executive Officer and Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP